KELSO TECHNOLOGIES INCORPORATED

05009137

82-2441

RELEASE

SEC MAIL RECEIVED PROCESSING SECTION JUN 2 0 2005 WASH., DC 199

TSXV:KLS

SUPPL

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES VALVE IS CENTRE OF ATTENTION AT RECENT BUREAU OF EXPLOSIVES SHOW

TUESDAY, MAY 31, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is extremely pleased with the reception it received during an intensive two-day trade show and seminar sponsored by the Association of American Railroads (AAR) and the Bureau of Explosives (BOE), held in Kansas City last week. The two-day event saw Kelso's valve stand out at the exhibit as "the highlight of the show" according to many who visited Kelso's exhibit.

The rail industry rarely sees innovation but clearly witnessed an exciting innovation in the form of Kelso's JS75 SRV valve technology – a valve like *no* other. During the two days, Kelso's marketing and sales video CD (see news release issued May 12, 2005) was continuously played to an interested audience of observers, copies of the CD and other product literature was handed out and numerous questions answered.

The enthusiasm shown by people once they learned about the valve, its benefits and its operation extended through the crowd of some 500 attendees who came from all over the U.S. and Canada. Many who visited Kelso's exhibit had already heard from others that there was something innovative and unique to see and they were urged to speak with Kelso personnel.

Interested in Kelso's valve technology, were key management from a number of very large chemical and other industrial product companies. In particular, one representative from a very large firm made detailed inquiries about availability dates and pricing for the JS75 in its various configurations. There were Hazardous Materials handlers and shippers as well as logistics personnel who are involved in making the decision regarding the purchase of new valves, whether as replacement valves or for installation on tank cars about to be built. Most were seeking a better way to handle pressure relief concerns and all were pleased that Kelso would soon be delivering its safer technology to market. The Company will be following up with these people to ensure that no opportunity to sell them Kelso valves is missed.

Others attending included key government personnel from the U.S. Federal Railroad Administration, the AAR, Railway Association of Canada personnel and emergency safety workers who appreciated the benefits that Kelso's technology brought for safer and easier handling of problems while in the field when attending to spills or other similar incidents.

For further information about Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

PROCESSED
JUN 2 1 2005
THOMSON FINANCIAL

dlw 6/21

"John L. Carswell"
John L. Carswell, Director

Kelso's JS SRV . . . A Valve Like *No* Other
**Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com**

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES VALVE IS CENTRE OF ATTENTION AT RECENT BUREAU OF EXPLOSIVES SHOW

TUESDAY, MAY 31, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is **extremely pleased with the reception it received during an intensive two-day trade show and seminar sponsored by the Association of American Railroads (AAR) and the Bureau of Explosives (BOE), held in Kansas City last week. The two-day event saw Kelso's valve stand out at the exhibit as "the highlight of the show" according to many who visited Kelso's exhibit.**

The rail industry rarely sees innovation but clearly witnessed an exciting innovation in the form of Kelso's JS75 SRV valve technology – a valve like *no* other. During the two days, Kelso's marketing and sales video CD (see news release issued May 12, 2005) was continuously played to an interested audience of observers, copies of the CD and other product literature was handed out and numerous questions answered.

The enthusiasm shown by people once they learned about the valve, its benefits and its operation extended through the crowd of some 500 attendees who came from all over the U.S. and Canada. Many who visited Kelso's exhibit had already heard from others that there was something innovative and unique to see and they were urged to speak with Kelso personnel.

Interested in Kelso's valve technology, were key management from a number of very large chemical and other industrial product companies. In particular, one representative from a very large firm made detailed inquiries about availability dates and pricing for the JS75 in its various configurations. There were Hazardous Materials handlers and shippers as well as logistics personnel who are involved in making the decision regarding the purchase of new valves, whether as replacement valves or for installation on tank cars about to be built. Most were seeking a better way to handle pressure relief concerns and all were pleased that Kelso would soon be delivering its safer technology to market. The Company will be following up with these people to ensure that no opportunity to sell them Kelso valves is missed.

Others attending included key government personnel from the U.S. Federal Railroad Administration, the AAR, Railway Association of Canada personnel and emergency safety workers who appreciated the benefits that Kelso's technology brought for safer and easier handling of problems while in the field when attending to spills or other similar incidents.

For further information about Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

Kelso's JS SRV . . . A Valve Like No Other
Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com